SanMelix Laboratories, Inc.



ANNUAL REPORT

1150 N 35th Ave
Suite 225
Hollywood, Fl 33021

This Annual Report is dated March 16, 2020.

BUSINESS

Overview

SanMelix Laboratories, LLC was formed on September 1, 2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on January 13, 2017 in the State of Delaware. On February 6, 2017 SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc., with SanMelix Laboratories, Inc. being the surviving entity.

SanMelix Laboratories is a bioactive wound care company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ M bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. With IP protection on our BEECure™ M dressing and other pending patents, co-created by a renowned Harvard trained podiatric physician, Dr. Kenneth Sabacinski, SanMelix's advanced bioactive wound care products can be used in a host of settings and situations. We have created over-the-counter ("OTC") skin care products such as ointments and creams designed to help in the healing of minor burns, scrapes, and radiodermatitis. Our products will also be used by physicians for advanced wound care healing in hospitals and rehabilitation centers. The Company is a business whose planned principal operations are the research, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

Our Products

At SanMelix, we have developed products that combine nature plus science to create wound care solutions. BEECure™ products are made to heal chronic and non-healing wounds along with minor burns, cuts and scrapes. Studies have proven that buckwheat honey has superior medicinal properties to Manuka honey and other natural remedies due to its higher anti-inflammatory, higher anti-oxidant and superior tissue regeneration properties., In addition, our patented formulation has been fortified with a standardized amount of antimicrobial to ensure consistency in antimicrobial effectiveness when applied to chronic wounds. The anti-oxidant properties inherent in Buckwheat honey assist in wound closure and help to stimulate the wound healing process. The mix of Buckwheat honey with our patented formulation is anticipated to prevent life-threatening bacteria from penetrating through the dressing while it is in use.

Our first products are being developed and tested to address three major global health threats: (1) antimicrobial resistance ("AMR") crisis (2) diabetic foot ulcers (3) radiation, chemical and thermal burns.
(1) The AMR crisis resulting from superinfections that are resistant to antibiotics is projected to kill 10 million people globally per year by 2050. Buckwheat honey has bactericidal activity against antibiotic-resistant pathogens such as Methicillin-resistant Staphylococcus aureus ('MRSA"). Our products could assist hospitals and clinics with their antibiotic stewardship programs. (2) There are an estimated 26 million patients that develop diabetic foot ulcers globally which last on average 13 months and recur in up to 70% of patients resulting in 15% requiring amputations and 47% ending in death. Case studies on our BEECure™ M advanced wound care dressings have illustrated accelerated healing and skin regeneration on severe limb threatening wounds and diabetic foot ulcers. (3) Of the 3 million patients receiving radiation, 85% experience moderate to severe skin reactions. Studies have shown honey reduces scarring and inflammation related to radiotherapy, laser therapy, and thermal burns. The studies also illustrate that honey dressings have a better outcome in terms of hypertrophic scars and postburn contractures, as compared to silver sulfadiazine dressings.

Our Products in Use

Our BEECure™ products can be used for a wide variety of skin irritations and advanced wound care ("AWC"). Because of the anticipated anti-microbial claim in our wound care dressings, they will be instrumental in the treatment and healing of:

- Ulcers, diabetic and otherwise
- Skin grafts
- Burns
- Trauma and triage
- Surgical Site Infections

We are working in tandem with Trauma Insight, who has formed a Cooperative Research and Development Agreement ("CRADA") with the Airforce, to perform the 510(k)-performance testing. On the battlefield, being able to dress injuries quickly and carefully while keeping bacteria out of the wound is of the utmost importance. Right now, there is an antibiotic-resistant infection that is affecting military personnel overseas. It is anticipated that our dressings create a barrier that will keep the wound clean even in the harshest of conditions.

The advanced wound care dressing is currently in the testing phase and being tested by the U.S. Air Force. The radiodermatitis cream is in the testing phase for the product and packaging. Although additional products have not yet been created, we are in the process of evaluating other applications utilizing our patented formulation. We believe that we will have a successful regulatory pathway, however there can be no assurances that the products will pass the required U.S. Food and Drug Administration ("FDA") standards for safety and effectiveness, which if not passed, would have a material adverse effect on the Company.

Manufacturing/Production Plan

Our goal is to produce the highest quality dressing at the most cost-effective pricing for distributors and ultimately patients. Rather than building and operating our own manufacturing facilities, which require a significant capital investment, we are currently planning to utilize a Good Manufacturing Practices ("GMP") facility as our contract manufacturer for our patented formulation wound care dressings, and a European International Organization for Standardization ("ISO") Certified company for our radiodermatitis cream.

We have completed the initial prototypes for the first two products and are in the process of refining our production plans. The initial sample run for the patented technology was completed in February 2019 and will be utilized for the 510(k)-pre-market clearance testing. In addition, the Company must receive 510(k) pre-market clearance from the FDA prior to production and sale of the first two products. We originally anticipated the 510(k) FDA clearance to be completed by Q4 2020 for the wound dressings. Accordingly, we anticipated production of the product to commence by Q4 2020. Due to the Coronavirus Disease 2019 ("COVID-19") our testing has been postponed as of March 2020. In addition, there may be additional delays in obtaining FDA clearance and there can be no assurances that production will start as planned.

Sales Model

Our customers may include the VA & DoD, medical supply distributors, physician networks, hospitals, skilled nursing facilities ("SNFs") as well as indirect sales channel for private label/ white label for OTC opportunities. We are capitalizing on a market that has been desperately in need of a natural and safe product that promotes healing and tissue growth that can assist with the AMR crisis. It has been recommended that each hospital implement an AMR Stewardship Program.

The U.S. government's AMR Challenge is a year-long effort to accelerate the fight against antimicrobial resistance across the globe. The AMR Challenge launched at the United Nations ("UN") General Assembly in September 2018. The AMR Challenge is a way for governments, private companies, and non-governmental organizations worldwide to make formal commitments that further the progress against antimicrobial resistance. The commitment should fall in at least one of five commitment areas to participate. One of these commitment areas was to invest in development and improved access to vaccines, therapeutics, and diagnostics that could assist in the progression against antimicrobial resistance. Per the Centers for Disease Control and Prevention, *The AMR Challenge*, "Wound irrigation with a topical antimicrobial is an effective technique that should be used to prevent and combat biofilms and potential infection, as well as promote healing, without contributing to the growing AMR crisis." Our patented formulation advanced wound care dressings will prevent potential infection, as well as promote wound healing, without contributing to the growing AMR crisis. Our initial sales focus will be on acute and hospital care for our patented formulation wound dressing to assist hospitals with their AMR stewardship programs. Our mission is to pursue a specific reimbursement code specific for our product due to its specific anti-microbial claim. Upon receiving a Healthcare Common Procedure Coding System ("HCPCS") code, we anticipate approaching Part B Medicare distributors for use in physician networks and SNFs.

We will market directly to OTC consumers through digital marketing and social media. In addition, skin care products will be distributed to dermatologists and oncologists for sales to patients.

The Team

The Company currently has two employees and works with multiple contractors in the areas of research and development, reimbursement and regulatory, and advanced wound care. As we expand our operations, we anticipate our needs will change, at which time we intend to add additional contractors and employees in the areas of marketing, sales, manufacturing, and product development. In addition, we anticipate hiring additional employees to run the operations of the Company.

SanMelix is proud to have some of the most experienced and widely renowned minds behind our products. Dr. Kenneth Sabacinski, Chief Medical Officer ("CMO"), has worked in the advanced wound care space for over thirty years. He is a podiatric physician who started his training at Harvard Medical School and Beth Israel Deaconess Medical Center in Boston. His expertise is the treatment of limb and life-threatening wounds, including diabetic-related foot ulcers. He is the co-inventor of our patented and patent pending formulations.

In addition to co-founder Dr. Sabacinski, our medical team of experts includes Dr. Jason Green, D.O. Board Certified Dermatologist, and COL (ret) George E. Peoples, MD, FACS. Dr. Green is our Advisory Board Director and is currently performing product testing of our initial CE Marked skin care product for radiodermatitis. Dr. George Peoples is the founder of our Contract Research Organization ("CRO"), Trauma Insight. Through his military career as a staff surgeon at a level I trauma center and multiple combat deployments, Dr. Peoples has extensive trauma experience and has developed close relationships with some of the most prominent military and civilian trauma and critical care physicians in the country. We expect to engage Trauma Insight to manage our clinical trials.

Diana Sabacinski is a co-founder and dedicates her full time to SanMelix. Until the Company receives additional funding, Diana will contribute her time to the Company. Diana has over 25 years of accounting experience across a swath of fields, as well as starting her career in a Big 4 CPA international accounting firm. She has also been a successful entrepreneur with her prior company receiving the *Inc. 500* award for the fastest-growing private companies in the U.S.

Hamid Khosrowshahi was elected to SanMelix's Board of Directors in 2019. In addition to his Board duties, Hamid acts as an advance wound care consultant to the Company. Hamid's experience includes President of FloSure Technologies, LLC, Founding Partner/President of Prospera Technologies, LLC, and President of BioCore Medical Technologies. Hamid possesses a wealth of knowledge in the medical device industry, including negative pressure wound care.

In addition to Hamid Khosrowshahi, SanMelix's team includes consultants with expertise in the regulatory and scientific fields along with reimbursement and government affairs.

Government Regulation

Many governmental standards and regulations relating to safety, effectiveness and reimbursement are applicable to medical devices for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other laboratory facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating GMP and Good Laboratory Practices ("GLP") and ISO. The Federal Drug and Administration Manufacturers are also required to have Quality Control Management Systems ("QMS") that requires recall of products that have safety defects or noncompliance with respect to FDA standards; the cost of such recall campaigns could be substantial.

Our products are medical devices or combination products that we expect to be cleared by the FDA through the 510(k) regulatory pathway in the United States and by CE Marking through Notified Bodies in Europe.

Federal Drug and Administration

Through our collaboration with our CRO, Trauma Insight, we have been able to establish a collaboration with the Air Force in order to conduct pre-clinical research that will support the 510(k) product testing for safety and effectiveness. We have also contracted third-party GLPs to test the antimicrobial properties of our products. We originally anticipated completing and applying for our 510(k) pre-market clearance in Q4 2020. Due to the Coronavirus Disease 2019 ("COVID-19") our testing for 510(k) pre-market clearance has been postponed as of March 2020.

On top of this, we are exploring other products that would require compliance with either the U.S. Federal Food, Drug, and Cosmetic Act or the FDA OTC monograph programs. In addition, the products will need to comply with CE Marking requirements in Europe. We will continue to test, research and expand our products utilizing world renown physicians and scientists while complying with governmental standards and regulations relating to safety and effectiveness.

There are laws in which we may manufacture, market and/or sell our medical device products which could change and affect the acceptance of the products in the market place. There can be no assurance that our products will receive 510(k) pre-market clearance from the FDA or that the FDA will allow us to make certain claims. In addition, the FDA pre-market clearance process may take longer than anticipated.

Centers for Medicare & Medicaid Services

The Centers for Medicare & Medicaid Services (CMS) is the government agency responsible for assigning Medicare Part B HCPCS codes for therapeutic dressings. At a minimum, the Company anticipates receiving a miscellaneous reimbursement code; however, the Company will be applying for a unique and specific code for our dressings, but there can be no assurances that SanMelix will receive a unique and specific Medicare Part B HCPCS code.

Market

The global bioactive wound care market was valued at $6.9 billion in 2015 and is expected to reach $13.5 billion by 2026 . The three segments of the bioactive wound care market are (1) Moist Wound Care, (2) Antimicrobial, and (3) Active Wound Care. We are capitalizing on a market that has been desperately in search of a natural, safe and effective product to promote healing through moist wound healing while providing antimicrobial properties to prevent infection.

We are focusing on two major market segments for buckwheat honey formulations. Our first segment is for AWC dressings for burns, acute and chronic wounds, which require FDA pre-market clearance. The second segment focuses on ointments and creams for minor burns associated with skin irritations from radiation and laser therapy. These products may be OTC monograph or 510(k) pre-market clearance.

Competition

The advanced wound care dressing competitors are not only Integra who purchased DermaScience Medihoney product and Medline who distributes Therahoney, but the larger market for antimicrobial wound dressings. The main players in the market include, but are not limited to: BSN Medical, Systagenix Wound Management Ltd., Mölnlycke Health Care, ConvaTec Inc., Paul Hartmann AG, Smith & Nephew, Covalon Technologies Inc, Organogenesis Inc, 3M Health Care, and Medtronic plc. Our over the counter competitors include Difinsa53, J & J, Water Gel, Gold Bond and Miaderm.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

At SanMelix, we believe the difference is in the ingredients. Although manuka honey is the most commonly used honey-based wound dressing on the market, studies have shown that buckwheat honey has superior inherent healing properties when compared to manuka honey due to its higher anti-inflammatory and higher anti-oxidant activities.

In addition, SanMelix's advanced wound care products have been fortified with antimicrobials to ensure a higher standardized and broader spectrum antibacterial activity. We believe our patented formulation utilized in our AWC dressings permits SanMelix to launch the first bioactive honey-based dressing to make an antimicrobial claim in the U.S. With our anticipated FDA antimicrobial claim, we believe our AWC dressings may be used to prevent and combat biofilms and potential infection, as well as promote healing, without contributing to the growing AMR crisis. Although we are anticipating an antimicrobial claim, there can be no assurances the FDA will allow SanMelix to market our products with an antimicrobial claim.

Along with debriding action, there will be antimicrobial properties and improved skin and tissue regeneration with our AWC dressings. This prevents the necessity for excess skin grafts or skins substitutes, which run the added risk of infection or rejection.

We believe we have developed the only AWC dressings that contain the three main characteristics of an ideal wound dressing (1) debridement, (2) antimicrobial claim and (3) skin regeneration properties. The dressing will prevent biofilms from forming, control wound odor, reduce pain and treatment time while being cost-effective and more environmentally sound.

We expect competition in our industry to intensify in the future considering increased demand for advanced wound care products, continuing globalization and consolidation in the worldwide advanced wound care market. Factors affecting competition include product safety and effectiveness, quality and features, innovation and development time, pricing, and reliability. Increased competition may lead to lower unit sales and increased inventory, which may result in price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets.

Intellectual Property

On December10, 2019, SanMelix was granted US 10,500,235 B2 for *Wound Healing Compositions Comprising Buckwheat Honey and Methylglyoxal and Methods of Use.* Our BEECure™ formulations were co-invented by Dr. Sabacinski. We have three additional patent pending applications as noted below:



Buckwheat Honey/MGO Patent Issued: Composition Allowed
US 10,500,235
Method and Use Continuation: Pending
16/664227
Buckwheat Honey/Bacitracin: Abandoned
15/789066
Buckwheat Honey/Providone Iodine: Abandoned
15/684440
Buckwheat Honey/Bacitracin/MGO Continuation in Part: Pending
16/686799
Buckwheat Honey/Providone Iodine/MGO Continuation in Part: Pending
16/683784

Subsequent to year ended December 31st, 2019 the USPTO issued a Notice of Allowance for patent application *Method and Use No.16/664227*.

The Company is currently conducting research and development activities to operationalize the patented and patent pending technologies that the Company owns. As part of the Company's research and development strategy, we plan on conducting evidence-based clinical trials to support our claims. Since the World Health Organization ("WHO") considers AMR an increasingly serious threat to global public health, the Company will be exploring government grant opportunities to assist with the funding of our research and development activities and evidence-based clinical trials that address the AMR crisis. Although we anticipate applying for government grants to fund additional research and development, including clinical trials, there can be no assurance that we will be selected for government grant opportunities.

The development of the Company's product and service offerings are expected to take an extended amount of time and may be subject to government regulatory requirements. Although we have been granted two patents, there can be no assurances that our patent pending applications will be allowed by the USPTO.

We also have applied for trademarks for our BEECure™ to continue to protect our intellectual property rights.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets besides our intellectual property.

Previous Offerings

On January 13, 2017, the Company issued 10,000,000 shares of common stock to its initial founders in exchange of assignment of patents to SanMelix and $96,686 for patent prosecution contributed capital.

Between December 2017 and August 2018, the Company sold 836,000 shares of common stock in exchange for $.50 per share under Regulation 506(b). The Company recognized gross proceeds of $418,000 and incurred offering costs of $1,000, which reduced additional paid-in capital.

During the year ended December 31,2019, the Company sold 426,893 shares of Class NV (non-voting) common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $212,666. In connection with this offering, the Company incurred offering costs of $73,460, which reduced additional paid-in capital. The proceeds of both offerings are being used primarily to fund the testing, research, and development of the patented technology.

Subsequent to December 31, 2019, the Company received approximately $90,000 in net proceeds related to its continued Reg CF offering. Of this amount approximately $15,000 relates to the collection of the subscription receivable outstanding as of December 31, 2019, and approximately $75,000 relates to the issuance of approximately 186,000 shares, net of fees incurred in 2020.

Regulatory Information

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

We have not yet generated any revenues, and we do not expect to do so until after obtaining 510(k) pre-market clearance from the FDA.

General and administrative expenses decreased to $201,591 from $290,979 for the years ending December 31, 2019 and 2018, respectively. General and administrative expenses decreased primarily due to the Chief Executive Officer deferring compensation and a reduction in research and development costs and professional fees.

Other income increased to $17,895 from $0 for the years ended December 31, 2019 and 2018, respectively. Other income represents consulting services provided by the Chief Executive Officer to third party companies.

As a result, the Company's net loss decreased to $183,696 from $290,979 for the years ended December 31, 2019, and 2018, respectively.

Liquidity and Capital Resources

We have an accumulated deficit of $474,675. At December 31,2019, the Company had cash and restricted cash of $51,318. The Company intends to raise additional funds through an equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	2019	2018
Net cash (used in) provided by:		
Operating activities	$(126,147)	$(305,458)
Financing activities	$ 139,207	$ 113,500

Operating Activities

Cash used in operating activities decreased to $126,147 from $305,458 for the years ended December 31, 2019 and 2018, respectively. The decrease in in cash used in operating activities was primarily due to a lower net loss and increased stock compensation expense.

Financing Activities

Cash provided by financing activities increased to $139,207 from $113,500 for the years ended December 31, 2019 and 2018, respectively. The increase in cash provided by financing activities was primarily due to the issuance of non-voting common ("Class NV") stock for cash through the Company's Regulation Crowdfunding offering during 2019.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Debt and Related Party Transactions

In December 2017, the Company executed two shareholder loans totaling $37,200 with 2% annual interest rate. The proceeds from the loans were used to pay organizational costs and design and development expenses. The loans are due on demand. As of December 31, 2019, an outstanding balance on the related party loan payable of $37,200 was included in the accompanying balance sheet, and related interest expense of $744 was recorded in the Statement of Operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dr. Kenneth Sabacinski, age 62, has been Chief Medical Officer, Director, Secretary, and Treasurer since 2016. Dr. Sabacinski's current primary role is with Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle since 1990.

Diana Sabacinski, age 59, has been Director, President, and CEO since 2016. Diana is a CPA, CFE, and prior to her role with SanMelix, she was the Director of Advisory Services for Hammer Navarro & Associates.

John Kaufman, age 72, has been Director since 2016. Prior to his role as Director of SanMelix, Mr. Kaufman was the Chairman/Director of Be Power Tech, Inc, and Managing Director of InterSec Group, LLC.

Hamid Khosrowshahi, age 68, has been director since 2019. Hamid is the President of FloSure Technologies, LLC.

Samuel Hammer, 59, has been Director since 2019. Mr. Hammer is the Managing Principal of Hammer Navarro and Associates, PA

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of voting capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Common Stock	Dr. Kenneth A. Sabacinski 11890 NW 4th Street Plantation, FL 33325	3,980,000 shares		36.73%
Common Stock	Diana L. Sabacinski 11890 NW 4th Street Plantation, FL 33325	3,980,000 shares		36.73%
Common Stock	John L. Kaufman	2,040,000 shares		18.83%
Common Stock	Current Officers and Directors as a Group	10,049,167 shares	49,157 shares	92.32%

RELATED PARTY TRANSACTIONS

In December 2017, the Company executed two shareholder loans totaling $37,200 with 2% annual interest rate. The proceeds from the loans were used to pay organizational costs and research and development expenses. The loans are due on demand. As of December 31, 2018, an outstanding balance on the related party loan payable of $37,200.

In January 2018, Diana Sabacinski, a principal shareholder serving as the Chief Executive Officer (CEO) and Chairman of the Board, entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. She received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, she agreed to suspend salary until the Company receives adequate funding.

On September 1, 2019, the Company entered into a consulting agreement (Agreement) with Hamid Khosrowshahi, a Board of Director member. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $.60 per share based on time-based and milestone-based criteria. As of December 31, 2019, the Company accrued compensation payable of $13,250 and 49,167 shares of common stock were vested under the consultant option agreement.

OUR SECURITIES

During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001. The Company has authorized the issuance of 5,000,000 shares of our Preferred Stock with par value of $0.0001.

As of December 31, 2019, 10,866,000 shares of common stock are issued and outstanding, 0 shares of Preferred Stock are issued and outstanding, and 426,893 common stock Class NV shares are issued and outstanding. The following is a summary of the rights of our capital stock and preferred stock as provided in our certificate of incorporation and bylaws:

Voting Rights
The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except for common stock Class NV, which does not have any voting rights.

Preferred Stock
The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Dividends
Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights
In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments
Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2017 Stock Incentive Plan
In addition to the foregoing, the Company reserved 1,500,000 shares of Common Shares for stock options under its 2017 Stock Incentive Plan (the "Plan") to issue shares to employees, directors, and consultants ("Service Providers"), especially in the first few years of its operations, when, to preserve capital, it may be paying employees and consultants less than their market rate. As of December 31, 2019, the Company has granted up to 1,325,000 stock options under the Plan and 110,728 common shares have vested.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 16, 2020.

SanMelix Laboratories, Inc.

By   /s/ *Diana L Sabacinski*

        Name: Diana L Sabacinski

        Title: Chief Executive Officer

SANMELIX LABORATORIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ……………………….. 1

FINANCIAL STATEMENTS:

Balance Sheet ………………………………………………………….2

Statement of Operations …………………………………………………3

Statement of Changes in Stockholders' Equity …………………………4

Statement of Cash Flows ……………………………………………...5

Notes to Financial Statements …………………………………………... 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SanMelix Laboratories, Inc.

Los Angeles, California We have reviewed the accompanying financial statements of SanMelix Laboratories, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 16, 2020
Los Angeles, California

SANMELIX LABORATORIES, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
ASSETS				
Current Assets				
Cash, cash equivalents, and restricted cash	$	51,318	$	78,623
Inventories		-		16,415
Total current assets		*51,318*		*95,038*
Property and equipment, net		2,844		4,740
Intangible assets, net		198,048		159,654
Total non current assets		*200,892*		*164,394*
Total assets	$	**252,210**	$	**259,432**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	5,488	$	3,528
Other current liabilities		13,250		744
Total current liabilities		*18,738*		*4,272*
Total liabilities		**18,738**		**4,272**
STOCKHOLDERS' EQUITY				
Common Stock		1,089		1,084
Common Stock NV		43		-
Additional paid-in capital		693,733		507,855
Shareholder Loan		37,200		37,200
Subscription receivable		(14,903)		-
Unearned -Deferred Compensation		(9,015)		-
Retained earnings/(Accumulated Deficit)		(474,675)		(290,979)
Total stockholders' equity		**233,472**		**255,160**
Total liabilities and stockholders' equity	$	**252,210**	$	**259,432**

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
Operating expenses				
General and administrative	$	122,967	$	174,519
Research and development		70,451		107,190
Sales and marketing		7,429		8,526
Total operating expenses		200,847		290,235
Operating income/(loss)		*(200,847)*		*(290,235)*
Interest expense		(744)		(744)
Other Income/(Loss)		17,895		-
Income/(Loss) before provision for income taxes		*(183,696)*		*(290,979)*
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(183,696)**	$	**(290,979)**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Common Stock NV		Additional Paid In Capital	Subscription Receivable	Unearned Deferred Compensation	Shareholder Loan	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance—December 31, 2017	10,607,000	$ 1,061	-	$ -	$ 385,125	$ -	$ -	$ 37,200	$ -	$ 423,386
Net income/(loss)	-	-	-	-	-	-	-	-	(290,979)	$ (290,979)
Common stock issued for cash	229,000	23	-	-	114,477	-	-	-	-	$ 114,500
Stock Compensation Expense	-	-	-	-	913	-	-	-	-	$ 913
Offering costs	-	-	-	-	(1,000)	-	-	-	-	$ (1,000)
Fair value of services provided	-	-	-	-	8,340	-	-	-	-	$ 8,340
Balance—December 31, 2018	10,836,000	$ 1,084	-	$ -	$ 507,855	$ -	$ -	$ 37,200	$ (290,979)	$ 255,160
Net income/(loss)	-	-	-	-	-	-	-	-	(183,696)	$ (183,696)
Common stock issued for cash	-	-	395,611	40	212,595	-	-	-	-	$ 212,635
Common stock subscribed	-	-	31,282	3	14,931	(14,903)	-	-	-	$ 31
Stock Compensation Expense	-	-	-	-	14,462	-	-	-	-	$ 14,462
Offering costs	-	-	-	-	(73,460)	-	-	-	-	$ (73,460)
Fair value of services provided	-	-	-	-	8,340	-	-	-	-	$ 8,340
Unearned Compensation	50,000	5	-	-	9,010	-	(9,015)	-	-	$ -
Balance—December 31, 2019	10,886,000	$ 1,089	426,893	$ 43	$ 693,733	$ (14,903)	$ (9,015)	$ 37,200	$ (474,675)	$ 233,472

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(183,696)	$(290,979)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	1,896	948
Amortization of intangibles	1,973	1,165
Fair value of services provided	8,340	8,340
Stock Compensation Expense	14,462	913
Changes in operating assets and liabilities:		
Inventory	16,415	(16,415)
Accounts payable and accrued expenses	1,960	(10,174)
Other current liabilities	12,506	744
Net cash provided/(used) by operating activities	**(126,144)**	**(305,458)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(5,688)
Purchases of intangible assets	(40,367)	(21,960)
Net cash provided/(used) in investing activities	**(40,367)**	**(27,648)**
CASH FLOW FROM FINANCING ACTIVITIES		
Common stock issued for cash	212,666	114,500
Offering costs	(73,460)	(1,000)
Net cash provided/(used) by financing activities	**139,206**	**113,500**
Change in cash, cash equivalents, and restricted cash	(27,305)	(219,606)
Cash, cash equivalents, and restricted cash—beginning of year	78,623	298,229
Cash, cash equivalents, and restricted cash—end of year	**$ 51,318**	**$ 78,623**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Unearned Deferred compensation	$ 9,015	$ -
Subscription Receivable	$ 14,903	$ -

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

1. SUMMARY

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Inc. was incorporated on January 13, 2017 in the State of Delaware. SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc. on February 6, 2018, with SanMelix Laboratories, Inc. being the surviving entity. The Company is headquartered in Hollywood, Florida. The financial statements of SanMelix Laboratories, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note that the only operation for SanMelix Laboratories, LLC related to previous capitalized patent prosecution costs, which was contributed to SanMelix Laboratories, Inc at the date of the merger.

SanMelix Laboratories, Inc. is a bioactive wound care and skin care product company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. The Company is a business whose planned principal operations are the design, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. These financial instruments include cash,

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The Company is currently conducting research and development activities to operationalize certain patent pending technologies that the Company owns. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to government regulatory requirements. The Company's business operations are sensitive to general business and economic conditions in the U.S. and worldwide along with policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include but are not limited to: the Coronavirus Disease 2019 ("COVID-19") postponing 510(k) laboratory testing, the USPTO not granting the Company's pending patents, not obtaining clearance from the FDA, changes in medical device technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the market place.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to obtain 510(k) market clearance and begin manufacturing and commercialization of its initial skin product. Like any new business, the Company faces challenges that come from early-stage branding and financing. Other significant risks and uncertainties include failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology and products. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Amounts included in restricted cash represent those funds required to be set aside by a contractual agreement with the escrow agent for our Crowdfunding offering for the benefit of Subscribers until the Offering is closed.

As of Year Ended December 31,	2019	2018
Cash and cash equivalents	$ 40,055	$ 78,623
Restricted cash	11,263	-
Total Cash, Cash equivalents and restricted cash	$ 51,318	$ 78,623

Other Assets- Samples
The Company manufactured samples of our product to be utilized in 510k testing. The Company plans to expense these samples totaling $16,415 as of December 31, 2019 as the testing progresses throughout the next fiscal year.

Property, Plant, and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is three (3) years for the existing assets as of December 31, 2019. Expenditures for repairs and maintenance are charged to expense as incurred.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Intangible Assets
The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Other intangibles include organizational costs and trademark filing and related attorney fees. Organizational costs are being amortized over 15 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity (deficit) totaled $73,460 and $1,000 for the year ended December 31, 2019 and 2018, respectively.

Revenue Recognition
In May 2014, the Financial Accounting Standard Board (the "FASB") issued Accounting Standards Update ('ASU") No. 2014-09, Revenue from Contract with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will be effective for the Company beginning January 1, 2018.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies will be in accordance with ASU No. 2014-09, Revenue from Contract with Customers (Topic 606).

Research and Development Costs
The Company incurs research and development costs during the process of developing and designing its advanced wound care and skin care products. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting products have been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Currently, share-based payment arrangements with employees are accounted for under ASC 718 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-Equity. On June 20, 2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. ASC 505-Equity, before the ASU's amendments, differs significantly from ASC 718. Differences include (but are not limited to) the guidance on (1) the determination of the measurement date (which generally is the date on which the measurement of equity classified share-based payments becomes fixed), (2) the accounting for performance conditions, (3) the ability of a nonpublic entity to use certain practical expedients for measurement, and (4) the accounting for (including measurement and classification) share-based payments after vesting. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.

The Company has elected early adoption of ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.* Accordingly, the Company has recorded nonemployee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the year ended December 31, 2019 and 2018.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

matters that require additional disclosure. Subsequent events have been evaluated through March 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In November 2016, the FASB amended the existing accounting standards for the classification and presentation of restricted cash in the statement of cash flows—ASU 2016-18—*Statement of Cash Flows (Topic 230): Restricted Cash*. The Company adopted the guidance for the year ended December 31, 2019 using the retrospective method. As a result of adopting this accounting standards update, for the years ended December 31, 2019 and 2018, the Company included $11,262 and $0 respectively, of restricted cash movement during the period which is reported within Increase (Decrease) in cash, cash equivalents and restricted cash in the Company's Statement of Cash Flows.

On June 20,2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company has elected early adoption of the ASU for the year ended December 31, 2018.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2019, and 2018, property and equipment consist of:

As of Year Ended December 31,	2019	2018
Furniture and Equipment	$ 5,688	$ 5,688
Less: Accumulated Depreciation	(2,844)	(948)
Property and Equipment, Net	**$ 2,844**	**$ 4,740**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was approximately $1,895 and 948, respectively.

4. INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2019 and 2018, consisted of the following;

	2019	2018
Organizational Fees	$ 17,477	$ 17,477
Patents	182,209	141,842
Trademarks	1,500	1,500
Less: Accumulated amortization	(3,138)	(1,165)
Intangible Assets, Net	$ 198,048	$ 159,654

Amortization expense relating to organizational costs was approximately $1,973 and $1,165 for the years ended December 31, 2019 and 2018, respectively.

The following table outlines future amortization expense as of December 31, 2019:

Period	Amortization Expense
2020	$ 9,935
2021	9,935
2022	9,935
2023	9,935
Thereafter	158,308
Total	$ 198,048

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock
During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001. During the year ended December 31, 2018, we sold 229,000 shares of common stock in exchange for $.50 per share under Regulation 506(b). The Company recognized gross proceeds of $114,500 and incurred offering costs of $1,000 which reduced additional paid in capital.

As of December 31, 2019, and 2018, the Company has issued 10,886,000 and 10,836,000 shares, of our voting class of common stock, respectively.

Common Stock: Class NV
As part of the Regulation Crowd Funding ("Reg CF"), the Board of Directors adopted a resolution that the Company is authorized to issue and sell up to 2,500,00 Shares of its Common Stock: Class NV for a price of $.60 per share. The Class NV shares will be offered in the Reg CF funding and the par value, dividend and liquidation and other rights of the Class NV shares shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be taken into account in calculating a quorum.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

During the year ended December 31,2019, the Company sold 426,893 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $212,666 and had a subscription receivable of $14,903 related to the sale of these shares as of December 31, 2019. In connection with this offering, the Company incurred offering costs of $73,460, which reduced additional paid-in capital. The subscription receivable of $14,903 was collected subsequent to December 31, 2019.

Preferred Stock
We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2019, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Stock Based Compensation
The Company authorized 50,000 shares of its common stock as stock-based compensation for consulting services of an individual. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. The stock-based compensation is recognized over the service period at $.50 per share and was recorded within research and development expense within the income statement which totaled $8,340 and $8,340 for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Company issued the 50,000 shares of common stock upon commencement of services of which $9,015 has been recorded as a contra-equity account, Unearned-Deferred Compensation, in the accompanying balance sheet and 31,970 shares of common stock were vested as of December 31, 2019.

2017 Stock Incentive Plan
The Company has entered into four stock option agreements as mentioned below;

Incentive Stock Option Agreement
On January 1, 2018, the Company granted an employee an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 20,000 shares of common stock, $0.001 par value per share at $0.50 per Share. The option will vest as to 25% of the original number of Shares beginning one year after the commencement date of January 1, 2018 and as to an additional 2.0833% of the original number of Shares at the end of each successive month following until the fourth anniversary of the vesting commencement date, this option will be vested for all shares. As of December 31, 2019, 9,583 shares of common stock were vested under the employee stock option agreement.

Non-statutory Stock Option Agreements
On January 1, 2018, the Company granted a consultant an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 30,000 shares of common stock, $0.0001 par value per share at $0.50 per Share. The vesting period begins one year after the commencement date of January 1, 2018 with 10,000 shares vesting and as to an additional 834 shares at the end of each successive month following until the 36th month when the final 818 shares vest provided that

on each such vest date the consultant remains a member of the Company's Advisory Committee. As of December 31, 2019, 9,583 shares of common stock were vested under the consultant stock option agreement.

On September 1, 2019, the Company granted a Consultant and Board Member a non-statutory stock option pursuant to the Plan to purchase up to a total of 925,000 shares of common stock, $.0001 par value per share at the current fair market value of $.60 per share. The options expire on September 1, 2027 and the shares will vest based upon a time-based and milestone-based vesting schedule, provided that at the time of any such vesting this agreement has not been terminated. For time-based vesting, 2,500 shares will vest for every 15 hours of consulting time provided by Consultant to the Company over a thirty-month period and 5,000 will vest for every quarter that Consultant is a member of the Company's Board of Directors. The milestone-based vesting, shares will vest based upon reaching certain business goals for funding, 510(k) pre-market clearance, reimbursement, and distribution. The agreement also contains an acceleration clause if controlling interest in the Company changes, and trade-in options once the Company has raised over $5,000,000 of capital at $.60 per share. As of December 31, 2019, 49,167 shares of common stock were vested under the consultant option agreement.

On September 1, 2019, the Company granted a Consultant a non-statutory stock option pursuant to the Plan to purchase up to a total of 300,000 shares of common stock, $.0001 par value per share at the current fair market value of $.60 per share. The options expire on September 1, 2024 and the shares will vest based upon a time-based and milestone-based vesting schedule, provided that at the time of any such vesting this agreement has not been terminated. As it relates to time-based vesting, 4,500 shares will vest for every 20 hours of consulting time provided by Consultant to the Company over a thirty-month period. The milestone-based vesting, shares will vest based upon reaching certain business goals for 510(k) pre-market clearance, reimbursement, and distribution. The agreement also contains an acceleration clause if controlling interest in the Company changes, and trade-in options once the Company has raised over $5,000,000 of capital at $.60 per share. As of December 31, 2019, 0 shares of common stock were vested under the consultant's option agreement.

The Company recognized stock option costs in the amount of $14,462 and $913 for the year ended December 31, 2019 and 2018, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2019.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Current Tax Provision:		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Deferred Tax Provision:		
Federal	$ 33,711	$ 58,141
State	6,706	13,204
Total	$ 40,417	$ 71,345
Valuation Allowance	(40,417)	(71,345)
Total Provision for Income Taxes	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Stock Options Expense	$ 3,844	$ 231
Excess Amortization of Intangibles	-	-
Nondeductible Charitable Contribution	153	-
Net Operating Loss Carryforwards	111,762	71,345
Valuation Allowance	(115,759)	(71,576)
Net Deferred Tax Asset (Liability)	$ -	$ -

Reconciliation between statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2019 and 2018 as follows:

As of Year Ended December 31,	2019	%	2018	%
Income Tax at Federal Statutory Rate	$ (38,576)	21%	$ (61,214)	21%
State Taxes, Net of Federal Benefit	(5,779)	3%	(10,431)	4%
Nondeductible Stock Options Expense	3,613	-2%	(231)	0%
Nondeductible Charitable Contribution	153	0%	-	0%
Permanent Difference - M&E	172	0%	300	0%
Excess Amortization of Intangibles	-	0%	-	0%
NOL Carryforward	40,417	-22%	71,576	-25%
Income Tax Provision (Benefit)	$ -	0%	$ -	0%

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $456,727 in U.S. tax net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018 and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

Subsequent to December 31,2019, the Company continued to sell 186,275 shares of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $93,780 and had a subscription receivable of $23,117 related to the sale of these shares as March 16, 2020. In connection with this offering, the Company incurred offering costs of $26,736, which reduced additional paid-in capital.

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 19, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   RELATED PARTY TRANSACTIONS

In December 2017, the Company executed two shareholder loans totaling $37,200 with 2% annual interest rate. The proceeds from the loans were used to pay organizational costs and research and development expenses. The loans are due on demand. As of December 31, 2019, an outstanding balance on the related party loan payable of $37,200 was included in the accompanying balance sheet, and related interest expense of $744 was recorded in the Statement of Operations. Since the Company does not except to pay the loan back, the shareholder loan was classified as equity.

A principal shareholder serving as the Chief Executive Officer (CEO) entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. The CEO received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, the CEO agreed to suspend salary until the Company receives funding in excess of $750,000.

On September 1, 2019, the Company entered into a consulting agreement with a Board of Director member. The agreement included accrued compensation for hourly work and incentive stock options, which are noted above. As of December 31, 2019, accrued compensation payable of $13,250 was included in the accompanying balance sheet, and related consulting expense of $13,230 was included in the Statement of Operations.

10. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $474,675 and $290,979 as of December 31, 2019 and 2018, respectively. Losses are expected to continue until such time that Company can design, produce, and sell its product offerings These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.